Exhibit 99.2

Third Quarter of 2018 Preliminary Financial Data

The following financial data for the quarter ending September 30, 2018 is preliminary and based on information available to us as of the date of this prospectus supplement.  We have not finalized our financial statement closing process for the quarter ending September 30, 2018.  During the course of that process, we may identify items that would require us to make adjustments, which may be material to the information provided below. As a result, the information below constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the preliminary results disclosed below. We are providing this information on a one-time basis only and do not intend to update this information prior to the final earnings release for the quarter ending September 30, 2018.

Based on information available to us as of the date of this prospectus supplement, we expect that for the quarter ending September 30, 2018, total time charter equivalent revenue will be between $116 million and $120 million.  Below is a summary of the average daily TCE revenue that the Company expects to earn during the third quarter of 2018:

For the LR2s in the pool: between $11,600 and $12,300 per revenue day

For the LR1s in the pool: between $7,600 and $8,300 per revenue day

For the MRs in the pool: between $9,000 and $9,600 per revenue day

For the ice-class 1A and 1B Handymaxes in the pool: between $8,200 and $8,900 per revenue day

Additionally, we expect that operating costs will be consistent with the second quarter of 2018.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of the management of Scorpio Tankers Inc. PricewaterhouseCoopers Audit has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers Audit does not express an opinion or any other form of assurance with respect thereto.